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                                                           EXHIBIT 8


                 [ANDROS INCORPORATED LETTERHEAD]

                                                              2332 Fourth Street
                                                 Berkeley, California 94710-2402
                                                       Telephone: (510) 849-5700
                                                             FAX: (510) 849-5849


                                           March 14, 1996


Dear Andros Stockholders:


    As you may be aware, a claim was brought against Andros Incorporated ("Andros") and the members of its Board of Directors in the Delaware
Chancery Court by a stockholder of Andros in connection with the tender offer currently being made by Andros Acquisition Inc., an indirect wholly owned subsidiary of Genstar Capital Partners II, L.P., for all of the outstanding shares of common stock of Andros at $18.00 per share in cash.


    The plaintiff's lawsuit maintains, among other things, that stockholders did not receive adequate information on which to base a decision as to whether to tender their shares in the tender offer. Although we believe the lawsuit to be without merit, rather than engage in protracted litigation that might further delay the tender offer, the parties to the litigation have determined to settle the litigation by having additional information sent to the stockholders of Andros. Such information is included herewith.


Sincerely,

/s/  DANE NELSON
-------------------------------------
Dane Nelson
President and Chief Executive Officer